Non-GAAP Reconciliation

The following tables present selected financial results and annualized performance ratios for the three months ended and the years ended September 30, 2004 and 2003. In July 2004 the Bank refinanced $2.40 billion of FHLB advances and incurred a prepayment penalty of $236.1 million pre-tax, $146.6 million after tax. Because of the magnitude and non-recurring nature of the prepayment penalty, management believes it is important for comparability purposes to present selected financial results and performance ratios excluding the prepayment penalty **which are not presented in accordance with generally accepted accounting principles in the United States of America ("GAAP")**.

	For the Three Months Ended			
	September 30, 2004			September 30, 2003
	Actual	Prepayment Penalty	Adjusted[1]	
	(Dollars in thousands, except per share data)			
Financial results and ratios:				
Net (loss) income	$(129,988)	$(146,565)	$16,577	$2,960
Operating expenses	253,749	236,109	17,640	18,219
Average assets[2]	8,530,327	62,480	8,467,847	8,610,303
Average equity[3]	862,473	(109,923)	972,396	979,687
Basic (loss) earnings per share	(1.81)	(2.04)	0.23	0.04
Diluted (loss) earnings per share	(1.78)	(2.01)	0.23	0.04
Return on average assets (annualized)	(0.94)%	(1.72)%	0.78%	0.14%
Return on average equity (annualized)	(9.31)	(16.13)	6.82	1.21
Average equity to average assets	10.11	(1.37)	11.48	11.38
Operating expense ratio (annualized)	3.60	2.77	0.83	0.85
Efficiency ratio	568.43	528.91	39.52	79.75

	For the Year Ended			
	September 30, 2004			September 30, 2003
	Actual	Prepayment Penalty	Adjusted[1]	
	(Dollars in thousands, except per share data)			
Financial results and ratios:				
Net (loss) income	$(106,275)	$(146,565)	$40,290	$52,031
Operating expenses	309,038	236,109	72,929	72,560
Average assets[2]	8,481,138	19,225	8,461,913	8,688,331
Average equity[3]	935,224	(33,823)	969,047	984,615
Basic (loss) earnings per share	(1.48)	(2.04)	0.56	0.74
Diluted (loss) earnings per share	(1.46)	(2.01)	0.55	0.72
Return on average assets	(1.25)%	(1.73)%	0.48%	0.60%
Return on average equity	(11.36)	(15.52)	4.16	5.28
Average equity to average assets	11.03	(0.42)	11.45	11.33
Operating expense ratio	3.64	2.78	0.86	0.84
Efficiency ratio	221.83	169.48	52.35	46.05

1   The financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the prepayment penalty.
2   The adjusted average assets balance excludes the deferred tax asset associated with the refinancing.
3   The adjusted average equity balance excludes the impact of the prepayment penalty on stockholders' equity.